

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2015

<u>Via E-mail</u>
Charles P. Theuer, M.D., Ph.D.
President and Chief Executive Officer
TRACON Pharmaceuticals, Inc.
8910 University Center Lane, Suite 700
San Diego, California 92122

> **Re: TRACON Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 29, 2014**
> **File No. 333-201280**

Dear Dr. Theuer:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 49</u>

1. We note that the net proceeds from this offering and the concurrent private placement and your existing cash will be sufficient to fund your operations for at least the next 18 months. Please expand your disclosure to state how long you believe the net proceeds from this offering and your existing cash will fund your operations.

<u>Notes to Financial Statements</u>
<u>10.   Subsequent Events, page F-27</u>

2. Please revise your disclosures to include a discussion of the Sponsored Research Agreement entered into with Tufts Medical Center, Inc. in December 2014. Provide similar disclosure in MD&A under "Funding Requirements" on page 75 that quantifies the amounts you are committed to fund.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Charles S. Kim, Esq.
       Sean M. Clayton, Esq.
       Kristin E. VanderPas, Esq.
       Cooley LLP
       4401 Eastgate Mall
       San Diego, California 92121